UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission file number: 001-38423

Youdao, Inc.

(Exact Name of Registrant as Specified in Its Charter)

No. 399, Wangshang Road, Binjiang District

Hangzhou 310051, People’s Republic of China

+86 0571-8985-2163

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

Exhibit 1.1 to this current report on Form 6-K is incorporated by reference into the registration statement on Form F-3 of Youdao, Inc. (File No. 333-252936) and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

1.1	Form of Underwriting Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Youdao, Inc.

Date: February 11, 2021	By:	/s/ Feng Zhou
		Name:	Feng Zhou
		Title:	Chief Executive Officer, Director